Exhibit 99.1

Mavenir Systems, Inc.

Financial Statements and Footnotes

March 31, 2015

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	March 31, 2015	December 31, 2014
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$28,172	$54,699
Accounts receivable, net of allowance of $126 and $269 at March 31, 2015 and December 31, 2014, respectively	43,038	38,525
Unbilled revenue	17,262	13,714
Inventories	8,627	3,853
Prepaid expenses and other current assets	4,112	2,434
Deferred contract costs	11,507	5,705

Total current assets	112,718	118,930
Non-current assets:
Property and equipment, net	7,217	6,598
Intangible assets, net	21,839	8,180
Deposits and other assets	2,366	1,977
Deferred tax assets	795	1,008
Goodwill	8,346	2,828

Total assets	$153,281	$139,521

Liabilities and shareholders’ equity:
Current liabilities:
Trade accounts payable	$13,368	$7,573
Accrued liabilities	27,297	17,844
Deferred revenue	25,613	15,671
Income tax payable	707	—
Current portion of long-term debt	2,069	5,044

Total current liabilities	69,054	46,132
Non-current liabilities:
Uncertain tax positions	2,848	3,051
Other long-term liabilities	1,386	1,818
Long-term debt	34,779	21,797

Total liabilities	108,067	72,798

Commitments and contingencies
Shareholders’ equity:
Common stock, $0.001 par value. 300,000 shares authorized; 29,090 and 28,915 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	29	29
Additional paid-in capital	204,762	202,662
Accumulated deficit	(163,259)	(138,223)
Accumulated other comprehensive income	3,682	2,255

Total shareholders’ equity	45,214	66,723

Total liabilities and shareholders’ equity	$153,281	$139,521

See Notes to Condensed Consolidated Financial Statements

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Revenues
Software products	$18,621	$23,037
Maintenance	8,829	5,692

	27,450	28,729

Cost of revenues
Software products	8,661	9,953
Maintenance	6,301	2,744

	14,962	12,697

Gross profit	12,488	16,032
Operating expenses:
Research and development	10,602	6,133
Sales and marketing	11,594	6,871
General and administrative	11,101	5,250

Total operating expenses	33,297	18,254

Operating loss	(20,809)	(2,222)
Other expense (income):
Interest and other income	(84)	(43)
Interest and other expense	540	783
Loss on early extinguishment of debt	—	1,783
Foreign exchange loss (gain)	2,715	(795)

Total other expense, net	3,171	1,728

Loss before income tax	(23,980)	(3,950)
Income tax expense	1,056	95

Net loss	$(25,036)	$(4,045)

Other comprehensive income (loss)
Foreign currency translation adjustments	1,427	(815)

Total comprehensive loss	$(23,609)	$(4,860)

Net loss per common share:
Basic	$(0.86)	$(0.17)

Diluted	$(0.86)	$(0.17)

Weighted-average common shares outstanding:
Basic and diluted	28,974	23,430

See Notes to Condensed Consolidated Financial Statements

Mavenir Systems, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Operating activities:
Net loss	$(25,036)	$(4,045)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	1,059	894
Amortization of intangible assets	1,033	470
Amortization of debt discount	7	101
Provision for bad debt	(70)	(134)
Stock-based compensation expense	1,500	617
Unrealized foreign currency loss/(gain)	2,379	(1,198)
Loss on early extinguishment of debt	—	1,783
Changes in operating assets and liabilities, net of businesses acquired:
Accounts receivable	1,341	5,659
Unbilled revenue	(2,916)	(5,346)
Deposits and other current assets	248	(185)
Inventories	(4,618)	1,874
Prepaid expenses	(1,229)	311
Deferred contract costs	(6,207)	3,010
Deferred revenue	4,210	(3,090)
Accounts payable and accrued liabilities	14,959	(5,172)
Deferred income tax	(438)	(8)

Net cash used in operating activities	(13,778)	(4,459)

Investing activities:
Acquisition of Ulticom, net of cash acquired	(19,153)	—
Purchases of property and equipment	(3,401)	(984)

Net cash used in investing activities	(22,554)	(984)

Financing activities:
Borrowings from long-term debt	10,000	25,000
Repayments of long-term debt	—	(15,000)
Repayments of line of credit borrowing	—	(10,000)
Exercise of options and warrants to purchase common stock	600	21

Net cash provided by financing activities	10,600	21

Effect of foreign currency exchange rate changes on cash and cash equivalents	(795)	408

Net decrease in cash and cash equivalents	(26,527)	(5,014)
Cash and cash equivalents at beginning of period	54,699	38,930

Cash and cash equivalents at end of period	$28,172	$33,916

Supplemental cash flow information:
Cash paid for interest	$378	$817

Income tax payments, net	$126	$144

See Notes to Condensed Consolidated Financial Statements

Mavenir Systems, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(unaudited)

1. Description of the Business and Basis of Presentation

Throughout these condensed consolidated financial statements, Mavenir Systems, Inc. is referred to as “Mavenir,” the “Company,” “we,” “us” and “our.”

Description of Business

Mavenir was originally formed as a limited liability company on April 26, 2005. We were incorporated under the laws of Texas in August 2005, and subsequently incorporated under the laws of Delaware in March 2006.

We are a leading provider of software-based telecommunications networking solutions that enable mobile service providers to deliver internet protocol (IP)-based voice, video, rich communication and enhanced messaging services to their subscribers globally. Our solutions deliver Rich Communication Suite (“RCS”)-based services, which enable enhanced mobile communications such as group text messaging, multi-party voice or video calling and live video streaming as well as the exchange of files or images, over existing 2G and 3G networks as well as next generation 4G Long Term Evolution (“LTE”) networks. Our solutions also deliver voice services over LTE technology and wireless (“Wi-Fi”) networks known respectively as Voice over LTE (“VoLTE”) and Voice over Wi-Fi (“VoWi-Fi”).

We are headquartered in Richardson, Texas, and have research and development personnel located at our wholly-owned subsidiaries in China and India. Additionally, we have a sales and operations presence in the Asia Pacific (“APAC”) and the Europe, Middle East and Africa (“EMEA”) regions.

On February 28, 2015, we entered into a definitive merger agreement in which Mitel Networks Corporation (“Mitel”) will acquire all of our outstanding shares of common stock in a cash and stock deal valued at approximately $560.0 million (based on the closing price of Mitel shares on February 27, 2015). The merger closed on April 28, 2015, causing Mavenir to become a wholly owned subsidiary of Mitel.

Basis of Presentation and Consolidation

The unaudited interim financial statements have been prepared on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our consolidated financial position as of March 31, 2015, and our results of operations and cash flows for the three months ended March 31, 2015 and 2014. We have omitted certain information and disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) pursuant to those rules and regulations, although we believe that the disclosures we have made are adequate to make the information presented not misleading. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015, or for any other future annual or interim periods. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 3, 2015.

Use of Estimates

The preparation of our condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates.

2. Summary of Significant Accounting Policies and New Accounting Pronouncements

Significant Accounting Policies

Our significant accounting policies and other relevant policies are presented in our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 3, 2015. The policies include significant estimates made by management using information available at the time the estimates are made. However, these estimates could change materially if different information or assumptions were used.

New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers: Topic 606 (“ASU 2014-9”). ASU 2014-9 is intended to enhance comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, improve disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized, and provide guidance for transactions that are not currently addressed comprehensively. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods therein, and early adoption is permitted for annual periods beginning after December 15, 2016. Entities have the option of using either a full retrospective or modified retrospective approach for the adoption of the standard. The Company has begun the evaluation of the impact that the standard will have on its consolidated financial statements but has not yet selected a transition method.

We have reviewed other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on our consolidated results of operations, financial position and cash flows.

3. Business Combinations

Ulticom Acquisition

On January 16, 2015, we acquired Ulticom, Inc. (“Ulticom”) through the acquisition of all of the outstanding capital stock of Ulticom’s parent Utah Holding Corporation for $20.0 million cash consideration, less the settlement of the Mavenir trade payable to Ulticom of $0.5 million. The Ulticom acquisition was funded through the use of cash on hand at Mavenir. Prior to the acquisition, Ulticom was a provider of telecom signaling solutions for 4G LTE with key diameter solutions deployed in ten Tier One carrier networks globally. Ulticom was based in Mount Laurel, NJ and had an international presence in its served markets. This acquisition was completed to expand our global reach, augment our IP core networking portfolio, capitalize on the need for dynamic software performance to scale and interconnect mobile operator NFV (“Network Function Virtualization”) networks, and acquire major Tier 1 customers and deep channel relationships.

The Ulticom acquisition was accounted for under the acquisition method of accounting. The assets acquired and the liabilities assumed by us were recognized at their fair values at the acquisition date. We recorded goodwill of $5.6 million, which is attributable to expected growth and cost synergies resulting from the acquisition. The goodwill is not deductible for income tax purposes. We incurred approximately $0.6 million and $0.3 million of acquisition-related costs in 2015 and 2014, respectively, all of which were expensed and included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.

The allocation of the total purchase price of Ulticom’s net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of January 16, 2015. The following table presents the allocation of the total purchase price to the assets acquired and liabilities assumed at the date of the acquisition (in thousands):

Cash and cash equivalents	$382
Accounts receivable	3,247
Inventories	157
Prepaid expenses	499
Property, plant and equipment	282
Intangible assets	12,800
Deposits	145
Accounts payable and other liabilities	(2,475)
Deferred revenue	(629)
Deferred taxes	(453)

Total identifiable net assets	$13,955
Goodwill	5,580

Total consideration transferred	$19,535

As part of the purchase price allocation, we determined that the identifiable intangible assets were Signalware customer relationships and technology (“Signalware Product”), Diameter Router developed technology (“Diameter Technology”) and Signalware trade name. We valued the Signalware Product and Diameter Technology using the excess earnings method. We applied the relief-from-royalty method to estimate the fair value of the trade name. These intangible assets are amortized with estimated useful lives ranging from 3 to 7 years from the date of acquisition over a method that reflects an appropriate allocation of the costs of these intangible assets to earnings in proportion to the amount of economic benefits obtained in each reporting period.

Acquired intangible assets	Fair Value (in thousands)	Estimated Useful Life (Years)
Signalware product	$3,000	5
Diameter technology	9,700	7
Trade name	100	3

Total	$12,800

Some of the more significant estimates and assumptions inherent in the estimates of the fair values of identifiable intangible assets include all assumptions associated with forecasting product profitability from the perspective of a market participant. Specifically:

•	Revenue – we use historical, forecast, and industry or other sources of market data, including the number of units to be sold, selling prices, market penetration, market share, and year-over-year growth rates over the product life cycles.

•	Cost of revenues, research and development expenses, sales and marketing expenses and general administrative expenses – we use historical, forecast, industry, or other sources of market data, including any expected synergies that can be realized by a market participant.

•	Estimated life of the asset – we assess the asset’s life cycle by considering the impact of technology changes and applicable compliance and regulatory requirements.

•	Discount rates – we use a discount rate that is based on the weighted average cost of capital with adjustments to reflect the risks associated with the specific intangible assets, such as country risks and commercial risks.

•	Customer attrition rates – we use historical and forecast data to determine the customer attrition rates and the expected customer life.

The discount rates used in the intangible asset valuations were 27.0% determined from the relative risk profile of the intangible assets. As the legacy Signalware Product is in decline, the customer attrition rate for the Signalware Product corresponds to the decline curve in revenues. The royalty rate used in the valuation of the trade name intangible asset was 0.3%. All of these judgments and estimates can materially impact the fair values of intangible assets.

Stoke Acquisition

On November 18, 2014, we completed our acquisition of Stoke, a Santa Clara, California based provider of mobile gateway solutions to the broadband network industry and market leader in deployed LTE security gateways for the purchase price of approximately $5.5 million. To fund the transaction, we used $3.7 million of cash on hand and the proceeds of a $1.9 million addition to our loan with Silicon Valley Bank under a loan modification agreement. Under the terms of the loan modification, our term loan was increased from $25.0 million to $26.9 million and the interest rate was reduced by 0.50%, from prime plus 2.75% to prime plus 2.25%. We used the proceeds of term loan increase to repay the existing Stoke bank loan and paid out approximately $2.9 million of cash to, and on behalf of, the shareholders of Stoke. In addition, during October and November 2014, prior to the closing of the transaction, we advanced approximately $0.8 million in cash to provide operating cash to Stoke.

As a result of the acquisition, Stoke became a wholly-owned subsidiary of Mavenir. The acquisition was accounted for using the acquisition method of accounting. The results of operations for the acquired business have been included in our financial results since the acquisition date. We acquired Stoke to, among other things:

•	expand our global reach adding presence in markets like Japan and South Korea;

•	enhance our security product portfolio with the addition of LTE security gateways; and

•	enter into small-cell market with high performance gateway product.

Below are our selected unaudited pro forma results for the three months ended March 31, 2015 and 2014 as if the Ulticom acquisition and the Stoke acquisition occurred as of January 1, 2014. These results are not intended to reflect the actual operations had the acquisitions occurred at January 1, 2014 (in thousands, except per share amounts).

	Three months ended March 31,
	2015	2014
Revenues	$27,981	$35,055
Net loss	(25,585)	(7,346)
Basic and diluted loss per common share	(0.88)	(0.31)

The amounts of revenue and earnings of Ulticom included in our consolidated statement of operations and comprehensive loss from the acquisition date of January 16, 2015 are as follows (in thousands):

Three months ended March 31, 2015
Revenue	$3,530
Net income	198

4. Fair Value Measurements

The accounting guidance for fair value measurements establishes a three-tier fair value hierarchy, categorizing the inputs used to measure fair value.

The hierarchy can be described as follows:

Level 1 – Observable inputs, such as quoted prices in active markets,

Level 2 – Inputs other than the quoted prices in active markets that are observable either directly or indirectly, or

Level 3 – Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. We evaluate transfers between levels at the end of each reporting period. There were no transfers of assets or liabilities between Level 1 and Level 2 during the three months ended March 31, 2015 and 2014 or for the year ended December 31, 2014.

Our financial instruments consist primarily of cash and cash equivalents, billed accounts receivable, accounts payable and debt. The carrying amounts of financial instruments, other than the debt instruments, are representative of their fair values due to their short maturities. Our debt agreements are considered level 2 instruments and bear interest at market rates and thus management believes their carrying amounts approximate fair value.

We do not have any other financial or non-financial assets or liabilities that would be characterized as Level 2 or Level 3 instruments.

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	Estimated Useful Life	March 31, 2015	December 31, 2014
Computer software	3 years	$5,238	$5,161
Computer and lab equipment	3 years	14,076	12,750
Other equipment	2-5 years	2,629	2,286

Property and equipment, gross		21,943	20,197
Less: accumulated depreciation and amortization		(14,726)	(13,599)

Property and equipment, net		$7,217	$6,598

Depreciation expense of property and equipment totaled $1.1 million for the three months ended March 31, 2015, compared to $0.9 million for the same period in 2014.

6. Accrued Liabilities

The following table presents the detail of accrued liabilities as of the periods ending (in thousands):

	March 31, 2015	December 31, 2014
Accrued payroll	$10,081	$10,163
Accrued expenses on contracts	12,439	4,448
Accrued professional fees	2,082	551
Other	2,695	2,682

Total accrued liabilities	$27,297	$17,844

7. Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31, 2015	December 31, 2014
Silicon Valley Bank senior loan	$26,900	$26,900
Silicon Valley Bank line of credit	10,000	—
Discount related to issuance of warrants	(52)	(59)

Total debt	36,848	26,841
Less: current portion	2,069	5,044

Long-term portion	$34,779	$21,797

Silicon Valley Bank Subordinated and Senior Loans

On October 18, 2012, we entered into loan agreements with Silicon Valley Bank (“SVB”). Under the agreements, we obtained two loans totaling $32.5 million. In February 2013, we amended these loans to join certain of our subsidiaries, including our non-U.S. subsidiaries, as co-borrowers. We also amended our minimum tangible net worth covenant. The loans included a $22.5 million Senior Loan (“Senior Loan”) secured by substantially all of our assets, including intellectual property. The Senior Loan had a term of three years at a floating rate of 1% above the U.S. prime rate, subject to a minimum interest rate of 4.25%.

We also obtained a $10.0 million Subordinated Loan, also secured by substantially all of our assets including intellectual property that had a three years term at a fixed rate of 11%.

On March 6, 2014, we entered into an Amended and Restated Agreement with SVB to replace both the $22.5 million Senior Loan facility and the $10.0 million Subordinated Loan. The Amended and Restated Agreement includes a five-year term loan of $25.0 million (“Term Loan”), a $15.0 million secured revolving line of credit (“Revolver”) and a $5 million secured line for letters of credit, foreign exchange and cash management services. The Term Loan had an initial floating interest rate of 2.75% above the U.S. prime rate, subject to a minimum interest rate of 4.25% and is secured by substantially all of our assets, including intellectual property. The Term Loan provided for monthly payments of interest only until April 1, 2015; thereafter we were required to repay the outstanding principal amount in 48 monthly installments. The Term Loan has a maturity of March 1, 2019. If we prepay the Term Loan within one year of the Amended and Restated Loan Agreement, we will have to pay a prepayment premium of $250,000; thereafter, the Term Loan may be prepaid without penalty.

In accordance with ASC 470, Debt (“ASC 470”), we recorded a $0.3 million loss on early extinguishment of debt in 2014 related to the Amended and Restated Agreement.

In connection with the Stoke Acquisition, on November 19, 2014, we entered into a Consent, Joinder and Second Loan Modification Agreement with SVB (“Second Loan Modification Agreement”). Under the terms of the Second Loan Modification Agreement, the former Stoke, Inc. became a borrower under our loan agreements with SVB and granted a security interest to SVB in substantially all of its assets. Our Term Loan was increased from $25.0 million to $26.9 million, and the increase used to repay approximately $1.9 million of outstanding indebtedness owed by Stoke, Inc. to SVB. The interest rate on our Term Loan was reduced by 0.50%, from prime plus 2.75% to prime plus 2.25%, the time period during which the 1.0% prepayment penalty is in effect under the Term Loan was extended from March 6, 2015 through November 19, 2015, and the amount of the penalty was increased from $250,000 to $269,000. Upon successful achievement of one of two performance triggers, the interest rate will be reduced to 1.75% above the U.S. prime rate. The interest rate will be further reduced to 1.25% above the U.S. prime rate upon the successful achievement of the second performance trigger. The performance triggers are as follows: (i) our achievement, on a consolidated basis, of positive EBITDA, as defined, for two consecutive fiscal quarters, and (ii) the completion of an equity offering resulting in net proceeds of at least $50 million.

In connection with the Ulticom Acquisition, on January 16, 2015, we entered into a Consent and Third Loan Modification Agreement (the “Third Loan Modification Agreement”) with Silicon Valley Bank. Pursuant to the Third Loan Modification Agreement: (i) Silicon Valley Bank consented to the acquisition of Ulticom as Silicon Valley Bank may require Ulticom to join as a co-borrower under Mavenir’s credit facility with Silicon Valley Bank; (ii) the interest-only period of Mavenir’s loan and security agreement with Silicon Valley Bank was extended from April 1, 2015 to January 1, 2016, meaning that Mavenir will not be required to begin making principal repayments under its term loan until January 1, 2016; and (iii) the EBITDA covenant was amended to require Mavenir to maintain a minimum two-quarter rolling EBITDA as defined.

Under the Revolver, we may draw up to 80% of eligible domestic trade receivables, 70% of eligible foreign trade receivables and 35% of eligible accrued but unbilled accounts up to a maximum of $15.0 million. The Revolver has a three-year term and bears interest at a floating interest rate of 1% above the U.S. prime rate, subject to a minimum interest rate of 4.25% and is secured by substantially all of our assets, including intellectual property. The interest rate at March 31, 2015 was 4.25%. We are also required to pay an unused facility fee, monthly in arrears, of 0.25% per annum of the unused amount of the Revolver. The Revolver may be repaid at any time without penalty. As of March 31, 2015, we had $10.0 million borrowed under the Revolver and had $5.0 million available.

The Amended and Restated Agreement contains certain restrictive covenants, and requires us to maintain a minimum liquidity ratio and other earnings related amounts as defined in the Amended and Restated Agreement. The Amended and Restated Agreement also contains usual and customary events of default, the occurrence of which may result in all outstanding amounts under the loan agreements becoming due and payable immediately, and they also impose an interest penalty of an additional 5% above the otherwise applicable interest rate at any time when an event of default is continuing.

As of March 31, 2015, we were not in compliance with the required covenants under the Amended and Restated Agreement, specifically the minimum rolling EBITDA requirement. The entire outstanding balance was repaid in conjunction with the acquisition of the Company by Mitel on April 29, 2015. Therefore, a waiver was not necessary. The current and non-current classifications presented herein are based on the respective loan agreement terms as of the balance sheet date. See Note 13—Subsequent Events, for further details.

8. Contingencies

Legal Proceedings

From time to time, we, our customers and our competitors are subject to various litigation and claims arising in the ordinary course of business. The software and communications infrastructure industries are characterized by frequent litigation and claims, including claims regarding patent and other intellectual property rights, claims for damages or indemnification for alleged breach under commercial supply or service contracts and claims regarding alleged improper hiring practices.

We are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

9. Stockholders’ Equity

Stock Option Plans

We have two stock option plans: the Amended and Restated 2005 Stock Plan (the “2005 Plan”), and the Amended and Restated 2013 Equity Incentive Plan (the “2013 Plan”). In January 2013, we terminated the 2005 Plan and provided that no further stock awards were to be granted under the 2005 Plan and adopted the 2013 Plan as a continuation of and successor to the 2005 Plan. Upon our initial public offering (“IPO”), all shares that were reserved under the 2005 Plan but not issued were assumed by the 2013 Plan. All outstanding stock awards under the 2005 Plan continue to be governed by the existing terms. Under the 2013 Plan, we have the ability to issue incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and/or performance shares. Additionally, the 2013 Plan provides for the grant of performance cash awards to employees, directors and consultants. Stock options are granted at a price per common share not less than the fair value at date of grant. Stock options granted to date generally vest over a four-year period with 25% vesting at the end of one year and the remaining vesting monthly thereafter. Stock options granted generally are exercisable up to 10 years from the date of grant.

At March 31, 2015, there were 2,389,963 common shares available for future grants under the 2013 Plan.

To determine the weighted-average fair value of stock options granted, we used the Black-Scholes option pricing model with the following weighted-average assumptions during the periods presented:

	Three Months Ended March 31,
	2015	2014
Expected dividend yield	—%	—%
Risk-free interest rate (U.S. Treasury)	1.8%	2.0%
Expected term	6.3 years	6.3 years
Expected volatility	53.6%	60.7%

The fair value of all the awards granted is amortized to expense on a straight-line basis over the requisite service periods, which are generally the vesting periods. We granted stock options with a weighted-average grant date fair value of $9.27 and $9.60 during the three months ended March 31, 2015 and 2014, respectively.

The following table summarizes the stock option activity for the three months ended March 31, 2015:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(years)
Outstanding as of January 1, 2015	3,826	$7.90
Granted	38	17.65
Exercised	(174)	3.45
Forfeited or expired	(54)	12.59

Outstanding as of March 31, 2015	3,636	$8.14	7.2	$35,111

Exercisable as of March 31, 2015	2,116	$4.47	6.0	$28,150

Employee Stock Purchase Plan

In November 2014, we implemented an Employee Stock Purchase Plan (“ESPP”) in accordance with the terms of the Amended and Restated Employee Stock Purchase Plan (“ESPP Plan”). Our ESPP has a six-month offering period, a 15% discount, and a six-month look-back feature.

During an offering period, employees make contributions to the ESPP through payroll deductions. At the end of each offering period, we use the accumulated contributions to issue shares of our common stock to the participating employees. The issue price of those shares is equal to the lesser of (i) 85% of our stock price on the first day of the offering period, or (ii) 85% of our stock price on the purchase date.

The following table presents our share-based compensation resulting from equity awards that we recorded in our condensed consolidated statements of operations and comprehensive loss (in thousands):

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	Stock Option Plans	ESPP	Total	Stock Option Plans	ESPP	Total
Cost of revenues	$132	$37	$169	$78	$—	$78
Research and development	201	109	310	98	—	98
Sales and marketing	315	41	356	130	—	130
General and administrative	639	26	665	311	—	311

Total	$1,287	$213	$1,500	$617	$—	$617

10. Net Loss per Share

We calculate basic net loss per share by dividing net loss attributable for the period by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potential weighted-average diluted common stock, including options and warrants, using the treasury stock method.

The computation of basic and diluted net loss per share is as follows (in thousands, except per share amounts):

	Three Months Ended March 31,
	2015	2014
Net loss	$(25,036)	$(4,045)
Basic common shares:
Weighted-average number of shares outstanding	28,974	23,430
Diluted common shares:
Weighted-average shares used to compute diluted net loss per share	28,974	23,430
Net loss per share attributable to common stockholders:
Basic	$(0.86)	$(0.17)

Diluted	$(0.86)	$(0.17)

We excluded certain shares from the computation of diluted net loss per share because the effect of these shares would have been anti-dilutive due to the reported net loss (in thousands):

	Three Months Ended March 31,
	2015	2014
Stock options	1,285	1,487
Warrants	—	1,168

11. Income Taxes

We base our provision for income taxes on the profitable foreign subsidiaries estimated current and deferred tax for the year, and the losses allowanced where appropriate. Discrete items, such as uncertain tax positions are recognized in the quarter incurred. For the three months ended March 31, 2015, total income tax expense is approximately $1.1 million on a worldwide basis compared with total income tax expense of approximately $0.1 million for the three months ended March 31, 2014. The difference is due primarily to tax expense reported in the quarter by our profitable foreign subsidiaries.

We apply a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. The recognition threshold in step one permits the benefit from an uncertain position to be recognized only if it is more likely than not, or 50% assured that the tax position will be sustained upon examination by the taxing authorities. The measurement methodology in step two is based on “cumulative probability,” resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the quarter ended March 31, 2015 is as follows (in thousands):

Balance as of January 1, 2015	$5,707
Additions to unrecognized tax benefits as a result of acquisitions during the quarter	25
Additions to unrecognized tax benefits as a result of positions taken in prior periods	13
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(58)
Reduction to unrecognized tax benefits as a result of exchange rate changes to foreign positions during the period	(248)

Balance as of March 31, 2015	$5,439

Total deferred tax assets of approximately $3.9 million were available for offset on identified uncertain tax positions. Additional interest and penalties of approximately $1.4 million that are not reflected on the above roll forward are recorded as a component of the total liability for uncertain tax positions. The net impact of the deferred tax asset offsets and interest and penalties result in a net uncertain tax position liability of approximately $2.9 million on our balance sheet.

Any undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon and we expect that future earnings will also be reinvested in foreign operations indefinitely. Upon repatriation of these earnings, in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation. Income taxes have not been provided on $24.4 million of undistributed earnings of foreign subsidiaries as of March 31, 2015.

12. Segment and Geographic Information

Operating segments are defined as components of an enterprise in which separate financial information is available that is evaluated regularly by the chief operating decision-makers, in deciding how to allocate resources and in assessing performance. Our chief operating decision-makers (i.e., our chief executive officer and his direct reports) review financial information presented on a condensed consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. We have concluded that we operate in one segment and have provided the required enterprise-wide disclosures.

Revenues by geographic area are based on the deployment site location of the end customers. The following tables present our revenues and long-lived assets by geographic region (in thousands):

Revenues

	Three Months Ended March 31,
	2015	2014
Americas	$10,975	$13,635
EMEA	10,698	12,422
APAC	5,777	2,672

Total	$27,450	$28,729

Long-Lived Assets

	March 31, 2015	December 31, 2014
Americas	$34,972	$15,317
EMEA	1,115	1,295
APAC	1,315	994

Total	$37,402	$17,606

13. Subsequent Events

On April 24, 2015, we issued 99,698 shares of common stock under the ESPP for approximately $1.0 million in employee contributions. The ESPP was terminated in connection with our acquisition by Mitel.

On April 24, 2015, we repaid the entire $10.0 million borrowed under our credit facility with Silicon Valley Bank.

On April 29, 2015, Mitel announced the completion of the merger agreement. According to the exchange agent for the offer, as of the expiration of the offer, approximately 24,266,280 shares of our common stock were validly tendered and not withdrawn in the Offer, representing approximately 83% of the issued and outstanding shares of Mavenir Common Stock.

In conjunction with the completion of the merger agreement, on April 29, 2015 Mavenir repaid the approximately $27.3 million outstanding under its Amended and Restated Loan and Security Agreement with Silicon Valley Bank.